

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 27, 2008

Ms. Ingrid Mittelstaedt
Chief Financial Officer
Rofin-Sinar Technologies, Inc.
40984 Concept Drive
Plymouth, MI 48170

> **RE: Rofin-Sinar Technologies, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **File No. 0-21377**

Dear Ms. Mittelstaedt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief